UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Quest Software, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

COMMON STOCK

No Par Value

(Title of Class of Securities)

74834T103

(CUSIP Number of Class of Securities)

Scott J. Davidson

Senior Vice President and Chief Financial Officer

Quest Software, Inc.

5 Polaris Way

Aliso Viejo, California 92656

(949) 754-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Frederick T. Muto, Esq.

Jason L. Kent, Esq.

Cooley Godward Kronish LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$140,012,000	$5,502.48

*	Calculated solely for purposes of determining the filing fee. This amount assumes that 9,656,000 shares of common stock of Quest Software, Inc. at the maximum tender offer price of $14.50 per share will be purchased pursuant to this offer.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the aggregate amount of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,502.48	Filing Party: Quest Software, Inc.
Form or Registration No.: Schedule TO	Date Filed: November 7, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2008 (the “Schedule TO”), relating to the offer by Quest Software, Inc., a California corporation (“Quest”), to purchase up to 9,656,000 shares of its common stock, no par value per share, at a price not greater than $14.50 nor less than $12.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated November 7, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 10(b) of the Schedule TO is hereby amended and restated as follows:

(b)	Pro Forma Financial Information. The information set forth in the Offer to Purchase under Section 16, Financial Information, is incorporated herein by reference.

Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, and the Offer to Purchase, a copy of which was filed with the Schedule TO as Exhibit (a)(1)(A), are hereby amended and supplemented as follows in response to comments from the SEC and to reflect recent developments relating to Quest:

(1)	The cover, Summary Term Sheet, Section 2, Background and Purpose of the Tender Offer, and Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, of the Offer to Purchase are hereby amended and supplemented as follows:

While Vincent C. Smith, our Executive Chairman of the Board, previously indicated he intended to tender 3,000,000 shares at $13.50, he subsequently informed us he now intends to tender 3,000,000 shares at $12.50.

(2)	The Summary Term Sheet of the Offer to Purchase is hereby amended by inserting the following at the end thereof:

What is the accounting treatment of the tender offer?

The accounting for our purchase of shares in the tender offer will result in a reduction of our shareholders’ equity in an amount equal to the aggregate purchase price of the shares we purchase plus associated fees and expenses. The same amount will be reflected in the aggregate as reductions in cash and cash equivalents and long-term marketable securities, offset by an increase in prepaid expenses and other current assets.

(3)	Section 1, Number of Shares; Proration, of the Offer to Purchase is hereby amended by adding the following sentence at the end of the fourth paragraph thereof:

If we determine that there is a reasonable likelihood that we will not be able to purchase the number of shares we intend to purchase in the tender offer in compliance with legal restrictions on our ability to complete distributions to shareholders (such as dividends and share repurchases) imposed on us as a California corporation, we may decrease the number of shares we seek, which may result in an extension of the tender offer as discussed above.

(4)	Section 2, Background and Purpose of the Tender Offer, of the Offer to Purchase is hereby amended by adding the following paragraph at the bottom of page 10:

The accounting for our purchase of shares in the tender offer will result in a reduction of our shareholders’ equity in an amount equal to the aggregate purchase price of the shares we purchase plus associated fees and expenses. The same amount will be reflected in the aggregate as reductions in cash and cash equivalents and long-term marketable securities, offset by an increase in prepaid expenses and other current assets.

(5)	Section 7, Certain Conditions of the Tender Offer, of the Offer to Purchase is hereby amended by adding the following sentence at the beginning of the last paragraph thereof:

The determinations referred to in paragraphs (i) and (j) above will be made by us on or about the last business day prior to the expiration date by reference to the continued listing requirements of the NASDAQ Global Select Market and applicable legal restrictions under California law, respectively, in each case as then in effect.

(6)	Section 9, Source and Amount of Funds, of the Offer to Purchase is hereby amended by replacing the last sentence of the second paragraph thereof with the following:

The tender offer is not conditioned on the receipt of financing and we do not have any alternative financing plans with respect to the tender offer.

(7)	Section 10, Certain Information About Us, of the Offer to Purchase is hereby amended by replacing the last bullet point of the fourth paragraph thereof with the following:

•

our Current Reports on Form 8-K filed with the SEC on January 9, 2008, February 25, 2008, March 6, 2008, March 11, 2008, May 8, 2008 (excluding information therein which is deemed furnished and not filed), September 15, 2008, October 8, 2008, October 30, 2008, November 6, 2008, November 26, 2008 and December 2, 2008.

(8)	Section 13, Certain U.S. Federal Income Tax Consequences, of the Offer to Purchase is hereby amended by replacing the first paragraph thereof with the following:

The following discussion is a summary of certain U.S. federal income tax consequences to our shareholders of an exchange of shares for cash pursuant to the tender offer. The discussion does not consider the effect of any alternative minimum taxes or foreign, state, local or other tax laws, or any U.S. tax considerations (e.g., estate or gift tax) other than U.S. federal income tax considerations. Further, this summary assumes that shareholders hold their shares as “capital assets” (generally, property held for investment) within the meaning of section 1221 of the Code and generally assumes that they did not receive their shares through the exercise of employee stock options or otherwise as compensation.

(8)	Item 16, Financial Statements, of the Offer to Purchase is hereby amended by inserting the following at the end thereof:

Unaudited Pro Forma Consolidated Financial Information. Set forth below is condensed unaudited pro forma consolidated financial information for Quest based on historical information which has been adjusted to give effect to the transactions described below. This information should be read in conjunction with the Summary Historical Consolidated Financial Data set forth above and our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the year ended December 31, 2007 and the unaudited condensed consolidated financial statements and the related notes filed as part of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. This condensed unaudited pro forma consolidated financial data is not necessarily indicative of either our financial position or results of operations, which actually would have been attained, had the purchase of shares pursuant to the tender offer and the related financing been completed at the dates indicated, or, will be achieved in the future. This condensed unaudited pro forma consolidated financial data has been included herein for informational and comparative purposes only. We have included the condensed unaudited pro forma consolidated financial data solely for the purpose of providing shareholders with information that may be useful for purposes of considering and evaluating the tender offer. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, but are not limited to, those described in this offer to purchase under “Forward-Looking Statements.”

The pro forma condensed consolidated income statements have been adjusted to give effect to the following transactions as if they had occurred at the beginning of the periods presented and the pro forma condensed consolidated balance sheet has been adjusted to give effect to the following transactions as if they had occurred at the balance sheet date:

•	The purchase of common shares in the tender offer, for an aggregate purchase price of $140,012,000 at $14.50 per share or $120,700,000 at $12.50 per share;

•	The sale of $42.9 million of long-term marketable securities; and

•	The payment of $2.1 million in fees and expenses.

QUEST SOFTWARE, INC.

PRO FORMA CONSOLIDATED BALANCE SHEET

(In thousands)

	September 30, 2008
	Historical	Adjustments		Pro Forma at $14.50 per share		Pro Forma at $12.50 per share
ASSETS
Current assets:
Cash and cash equivalents	$280,491	$(99,294	)(1)	$181,197		$200,497
Restricted cash	2,370	—		2,370		2,370
Short-term marketable securities	686	—		686		686
Accounts receivable, net	118,207	—		118,207		118,207
Prepaid expenses and other current assets	19,764	96	(2)	19,860		19,860
Deferred income taxes	12,936	—		12,936		12,936

Total current assets	434,454	(99,198)		335,256		354,556
Property and equipment, net	77,495	—		77,495		77,495
Long-term marketable securities	91,259	(42,907	)(3)	48,352		48,352
Intangible assets, net	115,250	—		115,250		115,250
Goodwill	669,385	—		669,385		669,385
Deferred income taxes	15,349	—		15,349		15,349
Other assets	21,187	—		21,187		21,187

Total assets	$1,424,379	$(142,105)		$1,282,274		$1,301,574

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,768	$—		$3,768		$3,768
Accrued compensation	42,577	—		42,577		42,577
Other accrued expenses	41,427	—		41,427		41,427
Current portion of deferred revenue	247,962	—		247,962		247,962

Total current liabilities	335,734	—		335,734		335,734
Long-term liabilities:
Long-term portion of deferred revenue	64,221	—		64,221		64,221
Long-term portion of income taxes payable	32,673	—		32,673		32,673
Other long-term liabilities	5,103	—		5,103		5,103

Total long-term liabilities	101,997	—		101,997		101,997
Shareholders' equity:
Common stock	885,323	(142,105	)(4)	743,218		762,518
Retained earnings	103,599	(426	)(5)	103,173		103,173
Accumulated other comprehensive loss	(2,274)	426	(5)	(1,848)		(1,848)

Total shareholders' equity	986,648	(142,105)		844,543		863,843

Total liabilities and shareholders' equity	$1,424,379	$(142,105)		$1,282,274		$1,301,574

Book Value per Share (6)	$9.35			$8.81		$9.01
Number of shares used in book value per share calculation	105,541			95,885	(7)	95,885	(8)

(1)	Net adjustments to cash and cash equivalents of $99.3 million assumes the use of $140.0 million of cash for share repurchases in the tender offer plus $2.1 million in estimated fees and expenses associated with the tender offer minus $42.8 million in net proceeds from the sale of long-term marketable securities.
(2)	Net adjustments to prepaid expenses and other current assets assumes the reduction of $0.1 million in accrued interest receivable from the sale of long-term marketable securities offset by an increase of $0.2 million in income taxes receivable representing the tax impact from realized losses on the sale of long-term marketable securities.
(3)	Represents the amount of long-term marketable securities sold to help fund our shares repurchased.
(4)	Net adjustments to common stock of $142.1 million assumes the use of $140.0 million of cash for share repurchases in the tender offer plus $2.1 million in estimated fees and expenses associated with the tender offer.
(5)	Adjustments represent the recognition of realized losses from the sale of $42.9 million of our long-term marketable securities in connection with the tender offer.
(6)	Book value per share is calculated by dividing the total shareholder’s equity by the common shares outstanding at September 30, 2008.
(7)	Common stock outstanding was adjusted assuming that we repurchase $140.0 million in value of shares at $14.50 per share (or 9,656,000 shares) in the tender offer.
(8)	Common stock outstanding was adjusted assuming that we repurchase $120.7 million in value of shares at $12.50 per share (or 9,656,000 shares) in the tender offer.

QUEST SOFTWARE, INC.

PRO FORMA CONSOLIDATED INCOME STATEMENT

(In thousands, except per share data)

	Twelve Months Ended December 31, 2007
	Historical	Adjustments		Pro Forma at $14.50 per share		Pro Forma at $12.50 per share
Revenues:
Licenses	$308,652	$—		$308,652		$308,652
Services	322,329	—		322,329		322,329

Total revenues	630,981	—		630,981		630,981
Cost of revenues:
Licenses	6,111	—		6,111		6,111
Services	55,173	—		55,173		55,173
Amortization of purchased technology	14,459	—		14,459		14,459

Total cost of revenues	75,743	—		75,743		75,743

Gross profit	555,238	—		555,238		555,238
Operating expenses:
Sales and marketing	275,037	—		275,037		275,037
Research and development	122,592	—		122,592		122,592
General and administrative	81,758	—		81,758		81,758
Amortization of other purchased intangible assets	7,345	—		7,345		7,345
In-process research and development	220	—		220		220

Total operating expenses	486,952	—		486,952		486,952

Income from operations	68,286	—		68,286		68,286
Other income, net	22,422	(2,187	)(1)	20,235		20,235

Income before income tax provision	90,708	(2,187)		88,521		88,521
Income tax provision	27,589	(765	)(2)	26,824		26,824

Net income	$63,119	$(1,422)		$61,697		$61,697

Net income per share:
Basic	$0.62			$0.67		$0.67

Diluted	$0.60			$0.65		$0.65

Weighted average shares:
Basic	101,819			92,163	(3)	92,163	(4)
Diluted	105,284			95,628	(3)	95,628	(4)

(1)	Adjustment represents the reduction of $0.9 million of interest income and a realized loss of $1.3 million as a result of the use of $42.9 million of our long-term marketable securities in connection with the tender offer that yielded a return of approximately 4.3% for the twelve months ended December 31, 2007.
(2)	Income tax expense reflects the tax effects of the pro forma adjustments at the U.S. federal statutory rate of 35%.
(3)	Weighted average basic and diluted common shares outstanding were adjusted assuming that we repurchase $140.0 million in value of shares at $14.50 per share (or 9,656,000 shares) in the tender offer at the beginning of the period presented.
(4)	Weighted average basic and diluted common shares outstanding were adjusted assuming that we repurchase $120.7 million in value of shares at $12.50 per share (or 9,656,000 shares) in the tender offer at the beginning of the period presented.

QUEST SOFTWARE, INC.

PRO FORMA CONSOLIDATED INCOME STATEMENT

(In thousands, except per share data)

	Nine Months Ended September 30, 2008
	Historical	Adjustments		Pro Forma at $14.50 per share		Pro Forma at $12.50 per share
Revenues:
Licenses	$241,128	$—		$241,128		$241,128
Services	292,650	—		292,650		292,650

Total revenues	533,778	—		533,778		533,778
Cost of revenues:
Licenses	6,110	—		6,110		6,110
Services	46,571	—		46,571		46,571
Amortization of purchased technology	14,619	—		14,619		14,619

Total cost of revenues	67,300	—		67,300		67,300

Gross profit	466,478	—		466,478		466,478
Operating expenses:
Sales and marketing	234,604	—		234,604		234,604
Research and development	114,687	—		114,687		114,687
General and administrative	66,811	—		66,811		66,811
Amortization of other purchased intangible assets	7,730	—		7,730		7,730
In-process research and development	955	—		955		955

Total operating expenses	424,787	—		424,787		424,787

Income from operations	41,691	—		41,691		41,691
Other income, net	4,385	(1,799	)(1)	2,586		2,586

Income before income tax provision	46,076	(1,799)		44,277		44,277
Income tax provision	7,204	(630	)(2)	6,574		6,574

Net income	$38,872	$(1,169)		$37,703		$37,703

Net income per share:
Basic	$0.37			$0.40		$0.40

Diluted	$0.36			$0.39		$0.39

Weighted average shares:
Basic	104,334			94,678	(3)	94,678	(4)
Diluted	106,697			97,041	(3)	97,041	(4)

(1)	Adjustment represents the reduction of $1.1 million of interest income and a realized loss of $0.7 million as a result of the use of $42.9 million of our long-term marketable securities in connection with the tender offer that yielded a return of approximately 3.7% for the nine months ended September 30, 2008.
(2)	Income tax expense reflects the tax effects of the pro forma adjustments at the U.S. federal statutory rate of 35%.
(3)	Weighted average basic and diluted common shares outstanding were adjusted assuming that we repurchase $140.0 million in value of shares at $14.50 per share (or 9,656,000 shares) in the tender offer at the beginning of the period presented.
(4)	Weighted average basic and diluted common shares outstanding were adjusted assuming that we repurchase $120.7 million in value of shares at $12.50 per share (or 9,656,000 shares) in the tender offer at the beginning of the period presented.

(10)	Section 17, Miscellaneous, of the Offer to Purchase is hereby amended by adding the following as the first paragraph thereof:

On December 2, 2008, we announced the pending resolution of the previously announced investigation by the SEC into our historical employee stock option granting practices and related accounting treatment. Without admitting or denying the allegations in the SEC’s complaint, we have agreed to settle with the SEC by consenting to the entry of a judgment enjoining future violations of certain provisions of the federal securities laws. Under the terms of the settlement, which is subject to final approval by the commissioners of the SEC, we would not be charged by the SEC with fraud and would not be required to pay any monetary penalties as part of the settlement. The settlement would completely resolve the SEC investigation into our historical stock option granting practices and related accounting treatment.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(F)	Press Release issued on December 2, 2008 (Exhibit 99.1 to our Current Report on Form 8-K, filed December 2, 2008)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2008

QUEST SOFTWARE, INC.

By:	/s/ Scott J. Davidson
Scott J. Davidson
Senior Vice President and Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase for Cash, dated November 7, 2008

(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter from Information Agent to Brokers

(a)(1)(E)*	Letter from Brokers to Clients

(a)(1)(F)*	Form of Summary Advertisement

(a)(5)(A)*	Press Release issued on October 8, 2008 (Exhibit 99.1 to our Current Report on Form 8-K, filed October 8, 2008)

(a)(5)(B)*	Transcript of October 8, 2008 Conference Call (Exhibit 99.1 to our Schedule TO-C, filed October 10, 2008)

(a)(5)(C)*	Press Release issued on October 30, 2008 (Exhibit 99.1 to our Current Report on Form 8-K, filed October 30, 2008)

(a)(5)(D)*	Transcript of October 30, 2008 Conference Call (Exhibit 99.1 to our Schedule TO-C, filed November 3, 2008)

(a)(5)(E)*	Press Release issued on November 6, 2008 (Exhibit 99.1 to our Current Report on Form 8-K, filed November 6, 2008)

(a)(5)(F)	Press Release issued on December 2, 2008 (Exhibit 99.1 to our Current Report on Form 8-K, filed December 2, 2008)

(b)	Not applicable

(d)(1)*	Quest Software, Inc. 1999 Stock Incentive Plan, as amended (Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended March 31, 2008, filed May 12, 2008)

(d)(2)*	Quest Software, Inc. 2001 Stock Incentive Plan, as amended (Exhibit 10.3 to our Quarterly Report on Form 10-Q for the period ended March 31, 2008, filed May 12, 2008)

(d)(3)*	Quest Software, Inc. 2008 Stock Incentive Plan (Exhibit 10.4 to our Quarterly Report on Form 10-Q for the period ended March 31, 2008, filed May 12, 2008)

(d)(4)*	Quest Software, Inc. Executive Incentive Plan (Exhibit 10.11 to our Annual Report on Form 10-K for the period ended December 31, 2007, filed February 25, 2008)

(g)	Not applicable

(h)	Not applicable

*	Previously filed.